UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

DLJ Merchant Banking II, Inc.
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     (Last)                         (First)                      (Middle)

277 Park Avenue
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                                   (Street)

New York                             NY                               10172
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

              5/22/98
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Thermadyne Holdings Corporation (TDHC)
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5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----


             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                      1,643,283                          (I)              (1) (13) (16) (18) (19)
Common Stock                                         65,443                          (I)              (2) (13) (16) (18) (19)
Common Stock                                         80,808                          (I)              (3) (13) (16) (18) (19)
Common Stock                                         96,074                          (I)              (4) (14) (16) (18) (19)
Common Stock                                         35,679                          (I)              (5) (14) (16) (18) (19)
Common Stock                                        291,758                          (I)                 (6) (16) (18) (19)
Common Stock                                         26,570                          (I)              (7) (13) (16) (18) (19)
Common Stock                                          5,182                          (I)              (8) (13) (16) (18) (19)
Common Stock                                          7,378                          (I)            (9) (13) (15) (16) (18) (19)
Common Stock                                         43,478                          (I)                (10) (17) (18) (19)
Common Stock                                        309,881                          (I)                (11) (15) (18) (19)
Common Stock                                          3,162                          (I)                (12) (15) (18) (19)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (7-96)

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/ Year)         Derivative Securities      Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
-----------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for the Purchase
 of Shares of Common Stock            Immed.        5/15/10        Common Stock       222,634     $0.01++      (I)    (1) (13) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock         8,866     $0.01++      (I)    (2) (13) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock        10,948     $0.01++      (I)    (3) (13) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock        13,016     $0.01++      (I)    (4) (14) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock         4,834     $0.01++      (I)    (5) (14) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock        39,527     $0.01++      (I)    (6) (16) (18)
Class A Warrant for the Purchase                                                                                      (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock         3,600     $0.01++      (I)    (7) (13) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock           702     $0.01++      (I)    (8) (13) (16)
Class A Warrant for the Purchase                                                                                      (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock         1,000     $0.01++      (I)    (9) (13) (15)
Class A Warrant for the Purchase                                                                                      (16) (18) (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock         5,890     $0.01++      (I)    (10) (17) (18)
Class A Warrant for the Purchase                                                                                      (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock        41,983     $0.01++      (I)    (11) (15) (18)
Class A Warrant for the Purchase                                                                                      (19)
 of Shares of Common Stock            Immed.        5/15/10        Common Stock           428     $0.01++      (I)    (12) (15) (18)
                                                                                                                      (19)


Explanation of Responses:
++ Such Exercise Price subject to change.

See Attachment A for footnotes.

DLJ Merchant Banking II, Inc.


     Claire M. Power                                        6/24/98
-------------------------------                      ------------------------
**Signature of Reporting Person                               Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                        Page 2
                                                               SEC 1473 (9-96)


                                                                 ATTACHMENT A
                     REPORTING PERSONS AND SIGNATURES
                     --------------------------------

COMPANY                                         ADDRESS
-------                                         -------

AXA ASSURANCES I.A.R.D. MUTUELLE                21/25, rue de Chateaudun
                                                75009 Paris, France

AXA ASSURANCES VIE MUTUELLE                     Same as above

AXA COURTAGE ASSURANCE MUTUELLE                 26, rue Louis-le-Grand
                                                75002 Paris, France

ALPHA ASSURANCES VIE MUTUELLE                   Tour Franklin
                                                100-1-1 Terrasse Boieldieu
                                                Cedex 11
                                                92042 Paris La Defense, France

FINAXA                                          23, avenue Matignon
                                                75008 Paris, France

are Reporting Persons through their interest in the following entity:

AXA                                             9, Place Vendome
                                                75001 Paris, France

is a Reporting Person through its interest in The Equitable Companies Incorporated.

THE AXA VOTING TRUSTEES:

Claude Bebear                                   c/o Secretaire General, AXA
Henri de Clermont-Tonnerre                      23, avenue Matignon
Patrice Garnier                                 75008 Paris, France
(collectively, the "AXA Voting Trustees") pursuant to the Voting Trust Agreement dated as of May 12, 1992 with AXA.

          COMPANY/PERSON
          --------------

SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA, Finaxa and AXA")



By /s/ Alvin H. Fenichel
   ---------------------------
Name: Alvin H. Fenichel
Title: Attorney-in-Fact


THE EQUITABLE COMPANIES INCORPORATED              1290 Avenue of the Americas
                                                  New York, N.Y. 10104
By /s/ Alvin H. Fenichel
   ------------------------------
Name: Alvin H. Fenichel
Title: Senior Vice President and Controller

The Equitable Companies Incorporated is a Reporting Person through its interest in Donaldson Lufkin & Jenrette, Inc. ("DLJ")

DONALDSON, LUFKIN & JENRETTE, INC.                277 Park Avenue
                                                  New York, N.Y. 10172
By /s/ Claire M. Power
   ------------------------------
Name: Claire M. Power
Title: Assistant Secretary


DLJ is a Reporting Person through its interest in DLJ Capital Investors, Inc. ("DLJCI"):

DLJ CAPITAL INVESTORS, INC.                       277 Park Avenue
                                                  New York, N.Y. 10172
By /s/ Claire M. Power
   ------------------------------
Name: Claire M. Power
Title: Assistant Secretary


DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJMB Funding II, Inc. ("Funding II") and DLJ Merchant Banking II, Inc. ("MB II INC"):

DLJ LBO PLANS MANAGEMENT CORPORATION

By /s/ Claire M. Power
   ------------------------------
Name: Claire M. Power
Title: Assistant Secretary

DLJ LBO Plans Management Corporation is a Reporting Person through its interest in DLJ First ESC, L.P., DLJ ESC II, L.P. and DLJ EAB partners, L.P.


DLJMB FUNDING, INC.                               277 Park Avenue
                                                  New York, N.Y. 10172
By /s/ Claire M. Power
   ------------------------------
Name: Claire M. Power
Title: Assistant Secretary

DLJ MERCHANT BANKING II, INC.                     277 Park Avenue
(See Form 3 for signature of this                 New York, N.Y.  10172
Reporting Person)


(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners II, L.P. ("Partners II") which is a partnership.

(2) These securities are beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A") which is a partnership.

(3) These securities are beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II") which is a partnership.

(4) These securities are beneficially owned directly by DLJ Diversified Partners, L.P. ("Diversified") which is a partnership.

(5) These securities are beneficially owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A") which is a partnership.

(6) These securities are beneficially owned directly by DLJMB Funding II, Inc.

(7) These securities are beneficially owned directly by DLJ Millennium Partners, L.P. ("Millennium") which is a partnership.

(8) These securities are beneficially owned directly by DLJ Millennium Partners-A, L.P. ("Millennium-A") which is a partnership.

(9) These securities are beneficially owned directly by DLJ EAB Partners, L.P. ("EAB") which is a partnership.

(10) These securities are beneficially owned directly by UK Investment Plan 1997 Partners.

(11) These securities are beneficially owned by DLJ ESC II, L.P. ("ESC II") which is a partnership.

(12) These securities are beneficially owned by DLJ First ESC, L.P. ("ESC II") which is a partnership.

(13) These securities are beneficially owned indirectly by MB II INC as Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and as Advisory General Partner of Offshore Partners II. In addition, these securities are beneficially owned indirectly by DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC. The undersigned disclaim beneficial ownership of these securities except with respect to MB II INC's and MB II LLC's partnership interests in these entities.

(14) These securities are beneficially owned indirectly by DLJ Diversified Partners, Inc. ("Diversified Partners") as General Partner of each of Diversified and Diversified-A. In addition, these securities are beneficially owned indirectly DLJ Diversified Associates, L.P. ("Diversified Associates") as Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates, L.P. The undersigned disclaim beneficial ownership of these securities except with respect to Diversified Partners' and Diversified Associates' Partnership interests in these entities.

(15) These securities are beneficially owned indirectly by DLJ LBO Plans Management Corporation as Managing General Partner of EAB, ESC and ESC II.

(16) These securities are beneficially owned indirectly by DLJCI as sole stockholder of each of MB II INC, Diversified Partners and Funding II.

(17) These securities are beneficially owned indirectly by UK Investment Plan 1997, Inc. ("Plan 1997") General Partner of 1997 Partners. the undersigned disclaim beneficial ownership of these securities except with respect to Plan 1997's partnership interest in this entity.

(18) These securities are beneficially owned indirectly by DLJ as the sole stockholder of each of DLJCI and Plan 1997.

(19) As of March 1, 1998, AXA beneficially owns approximately 59% of the common stock of The Equitable Companies Incorporated ("EQ") ("EQ Common Stock"). The Mutuelles AXA indirectly, through Finaxa, and directly own shares of AXA and, acting as a group, the Mutuelles AXA indirectly control AXA. The Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of EQ Common Stock into a voting trust. While AXA remains the beneficial owner of such EQ Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Board or the Supervisory Board of AXA) will exercise all voting rights with respect to such EQ Common Stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     Each of the remaining reporting persons disclaims beneficial ownership of securities beneficially owned by and any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in Item 3 of Table I and/or Item 5 of Table II and the footnotes thereto.